LAW OFFICES OF CRAIG V. BUTLER

9900 Research Drive
Irvine, California 92618
Telephone No. (949) 484-5667 • Facsimile No. (949) 209-2545
www.craigbutlerlaw.com
cbutler@craigbutlerlaw.com

October 11, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn:  Beverly A. Singleton

Re:

Green Automotive Company

Item 4.02 Form 8-K

Filed September 23, 2013

File No. 0-54049

Dear Ms. Singleton:

We herein provide the following responses to your comment letter dated September 26, 2013, regarding the above-mentioned Current Report on Form 8-K for Green Automotive Company (the “Company”).  I have summarized your comments in bold followed by the Company’s response.  The Company will be filing an amended Form 8-K/A in conjunction with this comment response to address the comments (the “Amended Filing”).

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

Non-reliance on the financial statements included in the 2012 Annual Report on Form 10-K:

1. Please amend this Item 4.02 Form 8-K in its entirety to clarify in the first paragraph that management determined that the financial statements for both the years ended December 31, 2012 and December 31, 2011 included in your Annual Report on Form 10-K for the year ended December 31, 2012 filed with the Commission on May 20, 2013 were materially incorrect and should not be relied upon. The second paragraph should also be revised to clarify that you restated your financial statements for both the years ended December 31, 2012 and December 31, 2011.

The Company’s Amended Filing has revised the original Form 8-K in order to clarify that the financial statements for both the years ended December 31, 2012 and 2011 included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 were materially incorrect and should not be relied upon.  The Company also revised the second paragraph of the original Form 8-K to make the same clarification.

LAW OFFICES OF CRAIG V. BUTLER

Beverly A. Singleton

United States Securities and Exchange Commission

Division of Corporation Finance

October 11, 2013

Company’s Statements

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler

Craig V. Butler, Esq.

LAW OFFICES OF CRAIG V. BUTLER

Beverly A. Singleton

United States Securities and Exchange Commission

Division of Corporation Finance

October 11, 2013

[Green Automotive Company Letterhead]

October 11, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn:  Beverly A. Singleton

Re:

Green Automotive Company

Item 4.02 Form 8-K

Filed September 23, 2013

File No. 0-54049

Dear Ms. Singleton:

Green Automotive Company (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing filed with the Commission on October 11, 2013:

Company’s Statements

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Ian Hobday
Ian Hobday
Chief Executive Officer